

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 12, 2007

By Facsimile and U.S. Mail

Mr. Ikuo Otani
General Manager, Corporate Planning
Kabushiki Kaisha Wacoal Holdings
29 Nakajima-cho, Kisshoin, Minami
Kyoto 601-8530, Japan

> **Re:** **Wacoal Holdings, Corp.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed July 20, 2007**
> **File No. 000-11743**

Dear Mr. Otani:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief